SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 16, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	12 January 2004

PROVALIS PLC

NOTIFICATION OF INTERIM RESULTS
for the Six Months Ended 31 December 2003

Results Date : Monday 23 February 2004

On behalf of our client, Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, we notify the London Stock Exchange that the Company will be announcing its Interim Results for the six months ended 31 December 2003 on Monday 23 February 2004.

Meetings to be scheduled for the day are :

Analysts :	10.00 am
Press :	11.30 am
Private Client Brokers Lunch : 12:45 pm

All three meetings will be held at Buchanan Communications, 107 Cheapside, London EC2V 6DN.

For further information please call:

Lisa Baderoon
Buchanan Communications	Tel: 020 7466 5000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 16, 2004